SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                               SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                            (Amendment No. 1)


                         Brandywine Realty Trust
                            (Name of Issuer)

                  Common Shares of Beneficial Interest
                     (Title of Class of Securities)

                                105368203
                             (CUSIP Number)

                             Mr. D. Pike Aloian
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                              December 23, 1999
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].

CUSIP No. 105368203                                  Page 2 of 3 pages

Item 1.   Security and Issuer

     This Amendment No. 1 (the "Amendment") amends the statement on
Schedule 13D that was filed on May 7, 1999 (the "Schedule 13D") by the undersigned with respect to the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of Brandywine Realty Trust, a Maryland corporation (the "Company"), whose principal executive offices are located at 14 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania 19073. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

     This Amendment amends Item 5(a), which is supplemented by the addition of the following:

          "As of the close of business on December 23, 1999, Five Arrows may be deemed to beneficially own 4,875,000 Common Shares (consisting of (i) 4,375,000 Preferred Shares held by Five Arrows, each of which is convertible, at any time or from time to time at the option of the reporting person, into one Common Share, subject to adjustment, and (ii) 500,000 Common Shares purchasable at any time or from time to time under the Warrant). Such shares in the aggregate represent 11.5% of the outstanding Common Shares of the Company (based on 37,499,720 Common Shares of the Company outstanding as of August 15, 1999, as reported in the Form 10-Q of the Company for the fiscal quarter ended September 30, 1999, as filed on November 15, 1999, plus the 4,875,000 Common Shares of the Company reported herein)."

     This Amendment also amends Item 5(c), which is supplemented by the addition of the following:

          "On June 30, 1999 Five Arrows purchased 416,666 Preferred Shares. In consideration for the 416,666 Preferred Shares, Five Arrows paid $22.56 per share for a total of $9,400,000. On December 23, 1999 Five Arrows purchased 2,916,667 Preferred Shares. In consideration for the 2,916,667 Preferred Shares, Five Arrows paid $22.56 per share for a total of $65,800,000."

CUSIP No. 105368203                                Page 3 of 3 pages

                            SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                FIVE ARROWS REALTY SECURITIES III L.L.C.

                                By:  /s/ D. Pike Aloian
                                     D. Pike Aloian
                                     Manager

                                ROTHSCHILD REALTY INVESTORS III L.L.C.

                                By:  /s/ D. Pike Aloian
 D. Pike Aloian
                                     Manager